Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated May 9, 2006

Relating to Preliminary Prospectus dated April 14, 2006

Registration No. 333-131741

Common stock offered by Novacea, Inc.	6,250,000 shares (excluding option to purchase up to 937,500 additional shares to cover over-allotments)

Initial public offering price to public	$6.50 per share

Net proceeds to Novacea	We estimate that our net proceeds from the sale of our shares of common stock in this offering will be approximately $35.8 million, or approximately $41.5 million if the underwriters exercise their over-allotment option in full, after deducting the underwriting discount and estimated offering expenses. For more information, see “Use of Proceeds” below.

Indications of interest from principal stockholders	Entities affiliated with Apax Excelsior, Domain Associates, New Enterprise Associates, ProQuest Investments, Sofinnova Ventures and Versant Ventures have indicated an interest in purchasing an aggregate of approximately $18.6 million worth of common stock in this offering at the initial public offering price of $6.50 per share.

Assuming such purchase, these stockholders and their affiliates will beneficially own 76.5% of our outstanding common stock after this offering, and our executive officers, directors and holders of 5% or more of our outstanding common stock will beneficially own approximately 82.0% of our outstanding common stock after this offering, in each case, based on such stockholder’s holdings as of March 1, 2006 and based on 22,320,473 shares of common stock outstanding after this offering.

The purchase of shares by these principal stockholders in the offering will reduce the public float and may adversely affect the liquidity of the trading market for our common stock from what it would have been had these shares been purchased by unaffiliated investors.

Because these indications of interest are not binding agreements or commitments to purchase, these entities may elect not to purchase any shares in this offering.

Pro forma as adjusted balance sheet data	Based on the initial public offering price of $6.50 per share, the pro forma as adjusted cash, cash equivalents and marketable securities; working capital; total assets; common stock and additional paid-in capital and total stockholders’ equity as of December 31, 2005, were $86.4 million, $82.9 million, $88.1 million, $147.4 million and $83.4 million, respectively.

Capitalization	Based on the initial public offering price of $6.50 per share, the pro forma as adjusted additional paid-in capital, total stockholders’ equity and total capitalization as of December 31, 2005, were $147.3 million, $83.4 million and $83.4 million, respectively.

Dilution	Based on the initial public offering price of $6.50 per share, after deducting underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value after this offering would have been $83.3 million as of December 31, 2005, or $3.73 per share. This represents an immediate increase in pro forma net tangible book value of $0.77 per share to existing stockholders and an immediate dilution of $2.77 per share to new investors purchasing shares of common stock in this offering. Investors purchasing shares of common stock in this offering will contribute approximately 27% of the total amount we have raised since our inception, and will own approximately 28% of our total common stock immediately following the completion of this offering.

Use of Proceeds

We estimate that the net proceeds to us from the sale of the shares of common stock offered by us will be approximately $35.8 million, or approximately $41.5 million if the underwriters’ over-allotment option is exercised in full, based on the initial public offering price of $6.50 per share, and after deducting underwriting discounts and commissions and estimated offering expenses.

We currently expect to use the net proceeds from this offering as follows:

•      approximately $17.5 million to fund clinical development of DN-101;

•      approximately $7.5 million to fund clinical development of vinorelbine oral; and

•      approximately $5.0 million to fund clinical development of AQ4N.

We intend to use the remaining net proceeds from this offering, if any, to, among other things, fund pre-launch marketing preparations for our product candidates, to identify new product candidates which we may in-license and for general corporate purposes and working capital.

As of December 31, 2005, we had cash, cash equivalents and marketable securities of approximately $50.5 million. We expect our existing capital resources and the net proceeds from this offering to be sufficient to enable us to maintain currently planned operations through the end of 2007, including:

•      initiating and conducting our Phase 3 clinical trial of DN-101 in AIPC;

•      initiating and conducting our planned registration trial of vinorelbine oral in metastatic breast cancer; and

•      initiating and conducting our planned Phase 1/2 clinical trial of AQ4N in glioblastoma multiforme.

We will need to raise substantial additional capital to fund our operations and to complete development of our product candidates. We may obtain this funding through a variety of means in the future, including through corporate partnering arrangements and collaborations and through debt and equity financings.

The actual costs and timing of clinical trials are highly uncertain, subject to risk and may change depending upon the clinical indication targeted, the development strategy pursued and the results of preclinical studies and earlier clinical trials. The amounts and timing and the allocation of resources among our existing clinical development programs, as well as our other expenditures, will depend upon numerous factors, including the status of our product development and commercialization efforts, the amount of proceeds actually raised in this offering, competition, any strategic partnership arrangements we may enter into and any additional product candidates we may in-license. As a result, our management will have broad discretion to allocate the net proceeds from this offering.

Depending on the length of our Phase 3 clinical trial of DN-101, our planned registration trial of vinorelbine oral and our planned Phase 1/2 clinical trial of AQ4N, which may be adversely affected by, among other things, slower than anticipated patient enrollment, additional regulatory requirements and increases in per-patient clinical trial costs due to trial design and efficacy issues, we currently estimate that after completion of this offering we may need up to $30.0 million to $37.5 million in additional funding to complete our Phase 3 clinical trial of DN-101, up to $5.0 million to $7.5 million in additional funding to complete our planned registration trial of vinorelbine oral and up to $5.0 million in additional funding to complete our planned Phase 1/2 clinical trial of AQ4N.

By establishing a public market for our common stock, this offering is also intended to facilitate our future access to public markets.

We may use a portion of the net proceeds for the acquisition of, or investment in, companies, technologies, products or assets that complement our business. We have no present understandings, commitments or agreements to enter into any acquisitions or investments. Pending these uses, we intend to invest the net proceeds of this offering in short-term, investment-grade interest-bearing securities or guaranteed obligations of the United States government.

NOVACEA, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by calling toll-free 1-866-803-9204.